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Confidential Draft Submission Amendment No. 1 submitted to the Securities and Exchange Commission on April 4, 2014.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Mirna Therapeutics, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	26-1824804 (I.R.S. Employer Identification Number)

2150 Woodward Street, Suite 100
Austin, TX 78744
(512) 901-0900
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Paul Lammers, M.D., M.Sc.
President & Chief Executive Officer
Mirna Therapeutics, Inc.
2150 Woodward Street, Suite 100
Austin, TX 78744
(512) 901-0900
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Alan C. Mendelson, Esq. Mark V. Roeder, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600	Scott D. Elliott, Esq. Patrick O'Brien, Esq. Ropes & Gray LLP 3 Embarcadero Center San Francisco, CA 94111 Telephone: (415) 315-6300 Facsimile: (415) 315-6350

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(1)

Common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 EXPLANATORY NOTE

        This Amendment No. 1 to Form S-1 Registration Statement of Mirna Therapeutics, Inc. is being filed solely to include exhibits to the Registration Statement. Accordingly, Part I, the form of prospectus, has been omitted from this filing.

 PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
The NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky, qualification fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*
To be completed by amendment

Item 14.    Indemnification of Directors and Officers.

        As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

  •
  we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our amended and restated bylaws are not exclusive.

        Our amended and restated certificate of incorporation, to be attached as Exhibit 3.3 hereto, and our amended and restated bylaws, to be attached as Exhibit 3.5 hereto, provide for the indemnification provisions described above and elsewhere herein. We intend to enter into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

        The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15.    Recent Sales of Unregistered Securities.

        The following list sets forth information as to all securities we have sold since January 1, 2011, which were not registered under the Securities Act.

  1.
  In August 2011, we issued an aggregate of 540,341 shares of our Series B convertible preferred stock, which gives effect to the 10-for-1 reverse stock split in October 2012, at a price per share of $2.776 per share for aggregate gross consideration of $1.5 million to nine accredited investors.

  2.
  In August 2011, we issued 2,243,330 shares of our Series B convertible preferred stock, which gives effect to the 10-for-1 reverse stock split in October 2012, upon the cashless exercise of a warrant.

  3.
  In October 2012, we issued 10,914,647 shares of Series B-1 convertible preferred stock for 2,243,330 shares of Series B Preferred Stock, which gives effect to the 10-for-1 reverse stock split in October 2012, and the extinguishment of a note payable.

  4.
  In October 2012 and December 2013, we issued 33,889,971 and 33,889,971 shares of Series C convertible preferred stock, respectively, at a price per share of $0.509 per share for aggregate gross consideration of approximately $34.50 million to 18 accredited investors.

  5.
  In October 2012, we issued 1,573,753 shares of Series C convertible preferred shares as a dividend to the holders of our Series A convertible preferred stock and Series B convertible preferred stock.

  6.
  We granted stock options and stock awards to employees, directors and consultants under our 2008 Long Term Incentive Plan, as amended, covering an aggregate of 8,197,105 shares of common stock, at a weighted-average average exercise price of $0.29 per share. Of these, options covering an aggregate of 29,441 shares were cancelled without being exercised.

  7.
  We sold an aggregate of 906,623 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of $160,133.76 upon the exercise of stock options and stock awards.

        We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) through (5) above by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

        We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (6) and (7) above under Section 4(2) of the Securities Act, in that such sales and issuances did not involve a public offering, or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   Exhibits. See the Exhibit Index attached to this Registration Statement, which is incorporated by reference herein.

        (b)   Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

  1.
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  2.
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        The undersigned Registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  1.
  Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

  2.
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

  3.
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

  4.
  Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

 Signatures

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Austin, Texas, on                        , 2014.

MIRNA THERAPEUTICS, INC.
By:	Paul Lammers, M.D., M.Sc. President and Chief Executive Officer

Power of Attorney

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Paul Lammers and Jon Irvin, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Paul Lammers, M.D., M.Sc.	Director, President and Chief Executive Officer (Principal Executive Officer)	, 2014
Jon Irvin	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2014
Michael Powell, Ph.D.	Chairman of the Board	, 2014
Corey Goodman, Ph.D.	Director	, 2014

Signature	Title	Date

Elaine V. Jones, Ph.D.	Director	, 2014
Ed Mathers	Director	, 2014
Clay Siegall, Ph.D.	Director	, 2014
Matthew Winkler, Ph.D.	Director	, 2014

 Exhibit Index

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1	Fifth Amended and Restated Certificate of Incorporation, currently in effect.
3.2*	Form of Sixth Amended and Restated Certificate of Incorporation, effecting a reverse stock split, to be in effect prior to the consummation of this offering.
3.3*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.
3.4	Bylaws, currently in effect.
3.5*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.
4.1	Reference is made to Exhibits 3.1 through 3.5.
4.2*	Form of Common Stock Certificate.
4.3	Second Amended and Restated Investor Rights Agreement, dated as of October 22, 2012, among Mirna Therapeutics, Inc. and certain of its stockholders, as amended.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Services Agreement, dated January 1, 2013, by and between Mirna Therapeutics, Inc. and Asuragen, Inc.
10.2(A)†	Cross License Agreement, dated November 3, 2009, by and between Mirna Therapeutics, Inc. and Asuragen, Inc.
10.2(B)†	First Amendment to the Cross License Agreement, dated September 28, 2012, by and between Mirna Therapeutics, Inc. and Asuragen, Inc.
10.3(A)†	License Agreement, dated December 22, 2011, by and between Mirna Therapeutics, Inc. and Marina Biotech, Inc.
10.3(B)†	Side Letter to License Agreement, dated December 22, 2011, by and between Mirna Therapeutics, Inc. and Marina Biotech, Inc.
10.3(C)†	Side Letter to License Agreement, dated November 16, 2012, by and between Mirna Therapeutics, Inc. and Marina Biotech, Inc.
10.3(D)†	Amendment No. 1 to License Agreement, dated December 27, 2013, by and between Mirna Therapeutics, Inc. and Marina Biotech, Inc.
10.3(E)†	Side Letter to License Agreement, dated January 9, 2014, by and between Mirna Therapeutics, Inc. and Marina Biotech, Inc.
10.4†	Amended and Restated Agreement, dated February 6, 2014, by and between Mirna Therapeutics, Inc. and Yale University.
10.5†	License Agreement, dated March 10, 2013, by and between Mirna Therapeutics, Inc. and University of Zurich.
10.6†	Cancer Research Grant Contract, dated August 31, 2010, by and between Mirna Therapeutics, Inc. and the Cancer Prevention and Research Institute of Texas.
10.7(A)#	2008 Long Term Incentive Plan, as amended.
10.7(B)#	Form of Notice of Stock Option Grant under 2008 Long Term Incentive Plan.
10.7(C)#	Form of Stock Option Agreement under 2008 Long Term Incentive Plan.

Exhibit Number	Description
10.8#*	2014 Equity Incentive Award Plan.
10.9#*	Form of Indemnity Agreement for directors and officers.
23.1*	Consent of independent registered public accounting firm.
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1*	Power of Attorney. Reference is made to the signature page to the Registration Statement.

*
To be filed by amendment.

†
Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.

#
Indicates management contract or compensatory plan.

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EXPLANATORY NOTE
PART II Information Not Required in Prospectus
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
Signatures
Power of Attorney
Exhibit Index